SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM starts operation in Buenos Aires’ central airport

Brazilian and Argentinean regulatory organs allowed daily flight between  Porto Alegre and Buenos Aires using the “Aeroparque”, Argentine capital’s central airport

São Paulo, September 1, 2010 – We have just received authorization from Brazilian and Argentinean regulatory organs to perform flights between the “Aeroporque”, Jorge Newbery airport, in Buenos Aires (Argentina) and Salgado Filho airport in Porto Alegre (Brazil).

Starting on September 13, the daily flight, operated by an Airbus A320 aircraft, will be transferred from Ezeiza airport to “Aeroparque”, with no changes on frequencies operated today by the company.

"The expansion of our operations at Argentinean airports implies in diversified the supply and provide our passengers a better service", said João Amaro Filho, TAM's director for Latin America.

The flight AEP-POA-AEP is already available for selling in all our sales’ channels and in our website: www.tam.com.br.

We are also awaiting the publication of the resolution of the Argentinean authorities that allows “Aeropoarque” to be the operating airport for the route Asuncion / Buenos Aires / Rio de Janeiro / Buenos Aires / Asuncion. Nowadays this flight is operated through Ezeiza airport.

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 43.0% domestic market share and 82.7% international market share in July 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 78 other destinations in the U.S., Europe and Sout h America. The Star Alliance network, in turn, offers flights to 1172 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 01, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.